Via Facsimile and U.S. Mail
Mail Stop 6010

July 19, 2007

Mr. Christopher P. Miliano
Chief Financial Officer
Great American Financial Resources, Inc.
250 East Fifth Street
Cincinnati, OH, 45202

Re: **Great American Financial Resources, Inc.**
       Form 10-K for Fiscal Year Ended December 31, 2006
       Filed on February 28, 2007
       File No. 001-11632

Dear Mr. Miliano:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief